Filed by Huntington Bancshares Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Veritex Holdings, Inc.
Commission File No.: 001-36682
Date: July 23, 2025

The following is a transcript of an interview on Bloomberg that has been made available for replay.

Bloomberg Businessweek Daily
7/18/2025

Interviewer: Huntington Bancshares stocked down about 1.8% as we speak. The company reported second quarter earnings this morning. It boosted its net interest income growth forecast for the full year. Earlier this week, though, the company also agreed to buy Veritex Holdings for $1.9 billion in stock that expands its presence in Dallas, Fort Worth, and Houston. Back with us is Zach Wasserman, chief financial officer of Huntington Bancshares. It’s the holding company of the Consumer and Business Regional Bank Huntington National Bank. It’s got locations in a handful of states including Ohio, Minnesota, North and South Carolina, and more. Also with us Bloomberg News senior editor Nina Trentmann. She writes the Bloomberg CFO briefing newsletter, which you should sign up for at bloomberg.com/CFO-briefing. Zach is in Columbus. Nina here in our Bloomberg studio. Zach, I, I wanna start just with the deal for Veritex in Texas that will accelerate your operations in the state. What attracted you to this bank in particular and to the Texas market?

Zach Wasserman: You know, uh, we’re extraordinarily pleased with the, uh, the opportunity to partner with Veritex, and, you know, a couple of things I would say. One is the Texas market in particular is incredibly attractive, as you probably know, it’s one of the fastest growing states in the country. It’s the 8th largest economy in the world if it was a standalone country. And uh just the dynamism and the amount of business activity there is incredibly attractive. It’s one of the reasons why we launched our own business there, uh, more than a decade ago and we doubled down with a local expansion in early 2024. But Veritex also is an incredible platform for us to partner with. They’re, they’re a top 10 commercial bank in the state and in particular focused. On the two cities, as you noted before, uh, the two MSA areas, Dallas Fort Worth on one hand and then Houston on the other hand, that, that we really are focused on. So we not only see a great opportunity to combine our activities, but to really build on that. Well one of the things we’ve talked a lot about is that this is a springboard for us to grow organically not only now in the short term, but really over the longer term. In Texas, it’ll make Texas our 3rd largest state to give you a sense so we already will have a very meaningful presence in that really great market.

Interviewer: Um, Zach, can you talk to us a little bit about how that deal came together? We, we know of course many companies have been looking at deal making this year. Deal making is actually up compared to the prior year period, but still, of course there are deals that are not going through because of terrorists and uncertainty and how far did that impact your deal and also how did it come together?

Zach Wasserman: Yeah, well, you know, so we, we have wanted to expand and sort of continue to, to grow into Texas for some time, and we’ve been therefore evaluating a lot of opportunities to do that both organically, you know, as you, as you probably know, in, in North and South Carolina we’ve, we’ve just announced a pretty significant organic expansion, building 55 branches and nearly doubling down, building out our whole franchise there and so we were looking at opportunities to do the same thing. In Texas and, and obviously evaluating lots of different ways to do that when we really began to talk with with Veritex and and it came together pretty quickly uh the first time we met with them uh to discuss a partnership in any specificity was in mid June so just about a month ago uh and it and it evolved, uh, you know, quickly for us to see wow, these are not only incredibly strategic opportunities, but the organizations themselves share a tremendous affinity in terms of culture and mission. Which, as you probably know, that is the sort of secret sauce to make an acquisition in in banking successful. The cultures need to be aligned, the, the teams need to work together. And we saw that there was not only the strategic opportunity but the cultures fit and then we were able to work together to find some of these growth opportunities that we could capture together. We said, wow, this is a partnership that we really should move forward with. And so on Monday we were really pleased to be able to announce that.

Interviewer: Just turning to your earnings, um, talk to us a bit about the past quarter we spoke to you. At the end of the last quarter and we’re asking you, do you see any, any signs of a recession in your business? How is your business doing? What are you hearing from clients now that we’re 3 months later, how, how does that look?

Zach Wasserman: Yeah, uh, the Q2 results were just phenomenal, and then they really built strength throughout the quarter. To give you a sense, uh, loans sequentially grew just under 2%. That’s 8% year over year. That was at the high end of our guidance range that we had given earlier in the quarter. Deposits grew 1%, fees were up 7% year on year, spread revenue 12%. Um, ultimately, we saw, you know, pre-tax earnings up 16% and, and earnings per share growing 25%. Year on year, so it really was a bang up quarter. I will tell you, if you rewind the tape and you go back to April, I would have told you we had a lot of momentum. We felt pretty confident about how things were, it would go, but there was clearly quite a bit of uncertainty in the market and the capital markets were pretty volatile. You know, fast forward to June, and we saw strength build throughout the quarter, loan and customer activity really, uh, firmed up, uh, particularly in, in, in mid-May and into June. And now the 3rd quarter is starting out with a bang. We just talked this morning with our, uh, analyst and investor community, and we shared that, you know, through the, through the first couple weeks here in July, it’s pretty strong actually. So all signs are pointing toward continued growth and, and certainly a very encouraging end of what, uh, what was to start with a somewhat uncertain environment.

Interviewer: Zach, Sonali Basak here, thanks for joining us today. You know, even with a lot of promising information coming out of this earnings season for the biggest banks, for the regional banks, there seems to have been a pretty muted investor reception for firms even like yours that have boosted net interest income guidance. That should be a really good thing. What are investors telling you in terms of what else they want to see, why the muted reaction, even if things are looking pretty good?

Zach Wasserman: You know, it’s, it’s hard to know, uh, what’s on the mind of investors at any given time, as I, as I’m sure you know well. Look, I think if you take a step back, the, the, the regional bank stocks have, have, uh, expanded a fair amount over the last month. So I think there’s part of that sort of profit taking activity going on now as results come through. There’s also obviously worries around how will different banks fare under this fairly wide cone of uncertainty around where interest rates are going to go from here. Our rates going to stay flat? um. And could they even go higher or could they go lower? I’ll tell you, for, for our, for Huntington’s sake, we have positioned the business to be pretty neutral and to effectively have the same outcome if we have zero rate cuts or as many as 4 rate cuts from here. And so I think, you know, that’s, that’s one of the questions on the mind of of analysts. I think another one is as loan growth in the banking industry generally starts to pick up, which, by the way is an incredibly healthy sign. Um, but as it, as it happens across the industry broadly, what will that do to deposit cost, competition, and the kind of the benefits of, of interest rates coming down by around a percentage point, uh, relative to the peak of Fed funds, you know, uh, over the last, uh, number of quarters here. So I, I, I suspect those and, and many other things are on the mind of, of analysts, you know, for our part, I’ll tell you, you know, we, we put our heads down and we run the business and. And I think you know for what we believe pretty strongly is that we can keep posting that, you know, uh, teens to higher earnings per share growth and and revenue growth in the high single digits that ultimately will see the stock prices continue to expand as they have been for the last several months.

Interviewer: Zach, you talked about interest rates, which of course is a nice segue to to our next question. We’ve seen increasingly intense debate this week and in recent weeks about the future of um Mr. Powell as um head of the, the Fed. With the Trump administration asking for rate cuts, wanting to remove him, we saw this, um, big, uh, excitement earlier this week when uh the New York Times reported that um Trump had written a letter and waived that in front of of people in in Congress just wondering for you as a regional bank CFO, um, I know that your peers on Wall Street have um expressed their um support for an independent Fed earlier this week when they reported earnings for you as a regional bank CFO, how does that look?

Zach Wasserman: You know, what, what we want is a is a well functioning monetary system. We want a predictable and stable environment. We want to understand that it’s a fact-based and, and, uh, you know, based on the kind of fundamentals of the economy in terms of how the decision making is, is happening so far that appears to be happening. I, I personally give, uh, uh, the, the Fed a lot of credit. It was a very difficult environment they’ve been through and, um, and they seem to have managed through over the last several years pretty well here. Um, and you know, that’ll be where our focus is fundamentally coming back, you know, uh, we run the business every day. We, we, we take the interest rate as given and we, we try to optimize around that, Nina.

Interviewer: We’re speaking with Zach Wasserman, chief financial officer of Huntington Bancshares. Zach, since you do operate in these geographies, uh, including Texas, Ohio, Minnesota, North and South Carolina, and more, you’ve got a, a, a nice regional view on where there’s strength and weakness. Are you seeing any particular geographical weakness emerge anywhere?

Zach Wasserman: Really not, uh, you know, I think pretty broad based growth. Well, one of the things we shared today in the earnings results is that like we’ve seen for the last several quarters, the, the growth we’re seeing is very balanced between what we’re calling our core, all of the, the businesses we’ve been operating for, for a long time, but also our new initiatives, excuse me, the launches we’re doing into North and South Carolina into Texas recently we uh launched our business into South Florida. And a number of new commercial specialties and we’re seeing a nice balance across them. So, you know, kind of across our, our traditional Midwest footprint we’re seeing strong growth in Michigan. I was just up with our Michigan based team earlier this week and we’re seeing 6% year over year loan growth in that market, to give you a sense, in Columbus and in and in our central, uh, Ohio region where I’m based, uh, we’re seeing very strong economic conditions and a lot of expansion. And um and then of course in in some of the new geographies that we’ve we’re growing into North and South Carolina, Texas, uh Florida, we’re we’re seeing a fair amount of expansion there also. So, uh, not really seeing any, any areas of, of weakness, uh, and, you know, again, as I noted, kind of the the trend we’re seeing month by month here is firming up pretty well.

Interviewer: Zach, thanks for joining us. It’s good to see you again. Happy 3rd quarter. I can’t believe we’re already there.

Interviewer: Uh, hope you have a good summer and do come back soon and join us once again. Zach Wasserman, chief financial officer of Huntington Bancshares, is the holding company of the consumer and Business Regional Bank, Huntington National Bank.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Huntington Bancshares Incorporated (“Huntington”) and Veritex Holdings, Inc. (“Veritex”), the expected timing of completion of the transaction, and other statements that are not historical facts and are subject to numerous assumptions, risks, and uncertainties that are beyond the control of Huntington and Veritex. Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, continue, believe, intend, estimate, plan, trend, objective, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Huntington and Veritex caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Huntington’s and Veritex’s control. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions; deterioration in business and economic conditions, including persistent inflation, supply chain issues or labor shortages, instability in global economic conditions and geopolitical matters, as well as volatility in financial markets; changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs; the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and our business, results of operations, and financial condition; the impacts related to or resulting from bank failures and other volatility, including potential increased regulatory requirements and costs, such as FDIC special assessments, long-term debt requirements and heightened capital requirements, and potential impacts to macroeconomic conditions, which could affect the ability of depository institutions, including us, to attract and retain depositors and to borrow or raise capital; unexpected outflows of uninsured deposits which may require us to sell investment securities at a loss; changing interest rates which could negatively impact the value of our portfolio of investment securities; the loss of value of our investment portfolio which could negatively impact market perceptions of us and could lead to deposit withdrawals; the effects of social media on market perceptions of us and banks generally; cybersecurity risks; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve; volatility and disruptions in global capital, foreign exchange and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services including those implementing our “Fair Play” banking philosophy; changes in policies and standards for regulatory review of bank mergers; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the SEC, OCC, Federal Reserve, FDIC, CFPB and state-level regulators; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Huntington and Veritex; the outcome of any legal proceedings that may be instituted against Huntington or Veritex; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain Veritex shareholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and Veritex do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business, customer or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Huntington and Veritex successfully; the dilution caused by Huntington’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Huntington and Veritex. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2025, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Investor Relations” and in other documents Huntington files with the SEC, and in Veritex’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2025, each of which is on file with the SEC and available on Veritex’s investor relations website, ir.veritexbank.com, under the heading “Financials” and in other documents Veritex files with the SEC.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor Veritex assume any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward-looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. If Huntington or Veritex update one or more forward-looking statements, no inference should be drawn that Huntington or Veritex will make additional updates with respect to those or other forward-looking statements. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Huntington has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of Veritex and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and Veritex will be submitted to Veritex’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SHAREHOLDERS OF VERITEX ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Huntington and Veritex, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to Veritex Investor Relations, Veritex Holdings, Inc., 8214 Westchester Drive, Suite 800, Dallas, Texas 75225, (972) 349-6200.

PARTICIPANTS IN THE SOLICITATION

Huntington, Veritex, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Veritex in connection with the proposed transaction under the rules of the SEC.  Information regarding the interests of the directors and executive officers of Huntington and Veritex and other persons who may be deemed to be participants in the solicitation of shareholders of Veritex in connection with the transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus related to the transaction, which will be filed by Huntington with the SEC. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 6, 2025, and other documents filed by Huntington with the SEC.  Information regarding Veritex’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 29, 2025, and other documents filed by Veritex with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described above under “Important Additional Information.